UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Amendment No. 1)

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

China Growth Equity Investment Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G2114K107

(CINS Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

13G/A

CINS No. G2114K107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fir Tree, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 475,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 475,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6%
12	TYPE OF REPORTING PERSON* IA, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G/A

This Amendment No. 1 to the Schedule 13G (this “Amendment”) is being filed on behalf of Fir Tree, Inc., a New York corporation (“Fir Tree”), relating to Ordinary Shares (the “Ordinary Shares”), of China Growth Equity Investment Ltd., a Cayman Islands limited life exempted company (the “Issuer”), purchased by certain private investment funds for which Fir Tree serves as the investment manager (the “Funds”).

Item 1(a)	Name of Issuer.

China Growth Equity Investment Ltd.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

CN11 Legend Town

No. 1 Balizhuangdongli, Chaoyang District

Beijing, 100025, PRC

Item 2(a)	Name of Person Filing.

Item 2(b)	Address of Principal Business Office.

Item 2(c)	Place of Organization.

Fir Tree, Inc.

505 Fifth Avenue

23rd Floor

New York, New York 10017

A New York corporation

Fir Tree is the investment manager of the Funds, and has been granted investment discretion over portfolio investments, including the Ordinary Shares, held by the Funds.

Item 2(d)	Title of Class of Securities.

Ordinary Shares (the “Ordinary Shares”)

Item 2(e)	CINS Number.

G2114K107

Item 3	Reporting Person.

Fir Tree is an investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

Item 4	Ownership.

(a)	Fir Tree may be deemed to beneficially own the 475,000 Ordinary Shares held by the Funds as a result of being the investment manager of the Funds.

(b)	Fir Tree beneficially owns 475,000 Ordinary Shares held by the Funds, which represents approximately 7.6% of the Common Stock outstanding. This percentage is determined by dividing the number of shares Ordinary Shares beneficially held by Fir Tree, by 6,250,000, the number of Ordinary Shares issued and outstanding as of November 14, 2012, as reported in the Issuer’s Form 10-Q filed on January 22, 2013.

(c)	Fir Tree has been granted investment discretion over the Ordinary Shares held by the Funds, and thus, has the shared power to direct the vote and disposition of 475,000 Ordinary Shares.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

FIR TREE INC.

By:	/s/ James Walker
Name: James Walker
Title: Managing Director

5